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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _________)*
LORAL SPACE & COMMUNICATIONS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
543881106
(CUSIP Number)
J. Kevin Ciavarra
Highland Crusader Offshore Partners, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 23, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	543881106	Page	2	of	15 Pages

1	NAMES OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0346514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		981,879

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		981,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	981,879

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	543881106	Page	3	of	15 Pages

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	543881106	Page	4	of	15 Pages

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,081,879

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,081,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,081,879

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	543881106	Page	5	of	15 Pages

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,081,879

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,081,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,081,879

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	543881106	Page	6	of	15 Pages

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,081,879

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,081,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,081,879

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	543881106	Page	7	of	15 Pages
Item 1. Security and Issuer.
     This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Loral Space & Communications Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. The address of the principal executive office of the Issuer is 600 Third Avenue, New York, NY 10016.
Item 2. Identity and Background.
     (a) The names of the persons filing this statement (the “Reporting Persons”) are Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), James Dondero, a citizen of the United States, Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership (“Crusader”) and Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“Multi-Strategy SubFund”). Information is also given with respect to Highland Crusader Fund GP, L.P., a Delaware limited partnership (“Crusader Fund GP”), Highland Crusader Fund GP, LLC, a Delaware limited liability company (“Crusader Fund GP LLC”), Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“Master Fund”), Highland Multi-Strategy Fund GP, L.P., a Delaware limited partnership (“Multi-Strategy GP”) and Highland Multi-Strategy Fund GP, L.L.C., a Delaware limited liability company (“Multi-Strategy GP LLC”). The directors and executive officers of Strand and Multi-Strategy SubFund are named on Appendix I hereto.
     (b) The address of Highland Capital, Strand, Mr. Dondero, Crusader and Multi-Strategy SubFund is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. The address of Crusader Fund GP, Crusader Fund GP LLC, Master Fund, Multi-Strategy GP, Multi-Strategy GP LLC is c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. The business address of each director and executive officer of Strand and Multi-Strategy SubFund is provided on Appendix I hereto.
     (c) This statement is filed on behalf of the Reporting Persons. Crusader Fund GP is the general partner of Crusader. Crusader Fund GP LLC is the general partner of Crusader Fund GP. Master Fund is the managing member of Multi-Strategy SubFund. Multi-Strategy GP is the general partner of Master Fund. Multi-Strategy GP LLC is the general partner of Multi-Strategy GP. Pursuant to management agreements, Highland Capital exercises all voting and dispositive power with respect to securities held by Crusader and Multi-Strategy SubFund. Strand is the general partner of Highland Capital. Mr. Dondero is the President and a director of Strand.
     The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser to various entities, including Crusader and Multi-Strategy SubFund. The principal business of Strand is serving as the general partner of Highland Capital. The principal business of Mr. Dondero is serving as the President and a director of Strand. The principal business of Crusader Fund GP is serving as the general partner of Crusader. The principal business of Crusader Fund GP LLC is serving as the general partner of Crusader Fund GP. The principal business of Master Fund is serving as the managing member of Multi-Strategy SubFund. The principal business of Multi-Strategy GP is serving as the general partner of Master Fund. The principal business of Multi-Strategy GP LLC is serving as the general partner of Multi-Strategy GP. The principal business of Crusader and Multi-Strategy SubFund is purchasing, holding and selling securities for investment purposes. The present principal occupation or employment of each director and executive officer of Strand and Multi-Strategy SubFund and the name, principal business and address of any corporation or other organization in which such employment is conducted is provided on Appendix I hereto.

CUSIP No.	543881106	Page	8	of	15 Pages
     (d) and (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of Crusader Fund GP, Crusader Fund GP LLC, Master Fund, Multi-Strategy GP, Multi-Strategy GP LLC, the persons controlling the Reporting Persons, or the directors or executive officers of Strand and Multi-Strategy SubFund, has been convicted in a criminal proceeding or was a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) Highland Capital, Strand, Crusader Fund GP, Crusader Fund GP LLC, Multi-Strategy SubFund, Multi-Strategy GP and Multi-Strategy GP LLC are organized under the laws of the State of Delaware. Crusader and Master Fund are organized under the laws of Bermuda. Mr. Dondero is a citizen of the United States. The citizenship of each director and executive officer of Strand and Multi-Strategy SubFund is provided on Appendix I hereto.
Item 3. Source and Amount of Funds or Other Consideration.
     Commencing in December 2005, Crusader has been acquiring, in the ordinary course of business in secondary market transactions, shares of Common Stock using Crusader’s working capital. Crusader has purchased approximately 981,879 shares of Common Stock for a total of approximately $26,576,066.
     On August 30, 2006, Multi-Strategy SubFund purchased 100,000 shares of Common Stock in secondary market transactions for $2,650,000 using Multi-Strategy Subfund’s working capital.
Item 4. Purpose of Transaction.
     On October 19, 2006, the Issuer filed a Current Report on Form 8-K disclosing that on October 17, 2006, the Issuer entered into a Securities Purchase Agreement with MHR Fund Management LLC (“MHR”) pursuant to which MHR or its affiliates (“the “MHR Purchasers”) will purchase from the Issuer shares of two newly created series of convertible perpetual preferred stock of the Issuer (the “MHR Transaction”). Specifically, according to the Form 8-K, the MHR Purchasers will purchase 136,526 shares of Series A Cumulative 7.50% Convertible Perpetual Preferred Stock and 858,486 shares of Series B Cumulative 7.50% Convertible Perpetual Preferred Stock for an aggregate purchase price of $300,000,098.
     MHR currently owns, in the aggregate, approximately 36% of the outstanding Common Stock and three of MHR’s employees or officers are directors of the Issuer’s eight-member board of directors, one of whom, who is MHR’s President, serves as the non-executive chairman of such board. MHR also owns approximately 38.3% of the Series A 12% Non-Convertible Preferred Stock and 44.6% of the 14% Senior Secured PIK Notes of Loral Skynet Corporation, one of the Issuer’s principal wholly owned subsidiaries.

CUSIP No.	543881106	Page	9	of	15 Pages
     The Reporting Persons believe that the terms of the MHR Transaction were not negotiated on an arm’s length basis, are not fair to or in the best interest of the Issuer’s stockholders as a whole, and unfairly benefit MHR at the cost of the Issuer’s other stockholders. To the knowledge of the Reporting Persons, the convertible stock that the Issuer has agreed to sell to MHR was never offered to, or discussed with the market at large or other significant stockholders of the Issuer to determine if better market terms might be available or if those stockholders might be willing to purchase such convertible stock. The Reporting Persons believe that in negotiating the MHR Transaction, MHR used its insider status to enrich itself at the expense of the Issuer’s other stockholders. In particular, the MHR Transaction: (1) increases MHR’s already substantial ownership interest in the Issuer; (2) has terms with respect to coupon, strike price and maturity (or lack thereof) which the Reporting Persons believe bear no resemblance to typical market terms or recent transactions; and (3) provides MHR with an additional seat on the Issuer’s board of directors, which allows for further control by MHR and strengthens MHR’s ability to capture the upside at the expense of outside public stockholders. The Reporting Persons believe that by accepting the MHR transaction and apparently not insisting on a competitive marketing process, the Issuer’s independent directors failed to meet their fiduciary duty of care and failed to protect the stockholders’ best interests. The Reporting Persons believe that MHR will not let other stockholders participate in this transaction because it knows how attractive the terms of the deal are from the standpoint of the purchaser.
     The MHR Transaction robs non-participating stockholders from the upside of a turnaround that the Reporting Persons believe is obvious and demonstrable at this time due to recent satellite orders among other things. In fact, the Reporting Persons believe that the Issuer is poised for recovery but the MHR Transaction steers the upside to existing controlling stockholders at the expense of other public stockholders.
     The Reporting Persons believe that the Issuer could effect a substantially similar sale of convertible preferred stock to stockholders other than MHR on terms which are more advantageous to the Issuer and all of its stockholders than those of the MHR Transaction. Moreover, the Reporting Persons demand that both the Issuer’s board of directors and MHR attempt to improve the terms of the MHR Transaction from the Issuer’s standpoint. Accordingly, the Reporting Persons are willing to underwrite a $300 million convertible perpetual preferred stock transaction on similar terms that are more favorable to the Issuer, including but not limited to, a lower coupon rate and/or a higher conversion price than proposed in the MHR Transaction. Most importantly, the proposed replacement transaction would be open to all significant public stockholders except MHR and its affiliates. Highland Capital is willing to backstop the $300 million by agreeing to purchase all remaining convertible preferred stock not purchased by the other public stockholders.
     The Reporting Persons are aware that there is a general lack of transparency related to the satellite manufacturing business. This lack of transparency makes the valuation of transactions by companies such as the Issuer extremely difficult for non-insiders. These matters further indicate that MHR, which is in a position to have such competitive information, used this information to negotiate a transaction that was to MHR’s advantage, at a cost to the Issuer’s other stockholders.
     Accordingly, if the Reporting Persons are unable to effect a purchase of convertible stock from the Issuer on terms more favorable to the Issuer than those of the MHR Transaction, the Reporting Persons will remain dedicated to encouraging good corporate governance principles as they apply to the Issuer and to protecting the value of their investment in the Issuer and will consider various plans or proposals which relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D. Such plans or proposals could include, without limitation, (i) acquisitions of additional shares in the open market or otherwise, (ii) potentially seeking possible changes in the

CUSIP No.	543881106	Page	10	of	15 Pages
present board of directors and management of the Issuer, (iii) making one or more proposals for adoption by stockholders of the Issuer (including proposals to improve the Issuer’s corporate governance or to amend the Issuer’s organizational documents), (iv) making proposals to the Issuer’s board of directors and management, (v) seeking to call a special meeting of stockholders to elect directors or approve stockholder proposals, and soliciting proxies or consents in connection therewith, (vi) proposing an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or liquidation, involving the Issuer or any of its subsidiaries, or sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, which transaction may involve the Reporting Persons or third parties unrelated to the Reporting Persons, (vii) alone or in conjunction with others, seeking to acquire the Issuer or substantial assets or outstanding securities of the Issuer, including by merger, tender offer or stock or asset purchase, or (viii) selling all or a portion of the shares now owned or hereafter acquired by the Reporting Persons. In the interim and before formulating any definitive plan or proposal, the Reporting Persons may communicate with other stockholders or third parties regarding the Issuer, its business, prospects and alternatives to maximize stockholder value and to otherwise protect Highland Capital’s interest in the Issuer.
     On October 23, 2006 Highland Capital sent a letter to the Special Committee of the Issuer’s board of directors, which letter is attached hereto as Exhibit 99.2 and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     Each of the Reporting Persons and Crusader Fund GP, Crusader Fund GP LLC, Master Fund, Multi-Strategy GP and Multi-Strategy GP LLC declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
     (a) As of October 23, 2006, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,081,897 shares of Common Stock, representing approximately 5.4% of the Common Stock outstanding as of October 23, 2006 (based on the number of shares of Common Stock outstanding as contained in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2006).
     Each of Crusader Fund GP, Crusader Fund GP LLC, Multi-Strategy GP and Multi-Strategy GP LLC and each director and executive officer of Strand and Multi-Strategy SubFund (other than Mr. Dondero) beneficially owns zero shares of Common Stock. Notwithstanding its jointly filed statement on Schedule 13G dated August 30, 2006 and filed on September 7, 2006 (which statement this Schedule 13D corrects), Master Fund beneficially owns zero shares of Common Stock. While Master Fund is the managing member of Multi-Strategy SubFund, pursuant to a management agreement between Highland Capital and Multi-Strategy SubFund, Highland Capital has all voting and dispositive powers with respect to securities held by Multi-Strategy SubFund.
     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Highland Crusader Offshore Partners, L.P. (1)	0	981,879	0	981,879
Highland Crusader Fund GP, L.P. (1)	0	0	0	0
Highland Crusader Fund GP, LLC (1)	0	0	0	0
Highland Multi-Strategy Onshore Master SubFund, L.L.C. (2)	0	100,000	0	100,000
Highland Multi-Strategy Master Fund, L.P. (2)	0	0	0	0
Highland Multi-Strategy Fund GP, L.P. (2)	0	0	0	0

CUSIP No.	543881106	Page	11	of	15 Pages

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Highland Multi-Strategy Fund GP, L.L.C. (2)	0	0	0	0
Highland Capital Management, L.P. (3)	0	1,081,879	0	1,081,879
Strand Advisors, Inc. (3)	0	1,081,879	0	1,081,879
James Dondero (3)	0	1,081,879	0	1,081,879

(1)	Crusader Fund GP is the general partner of Crusader and Crusader Fund GP LLC is the general partner of Crusader Fund GP. However, pursuant to a management agreement between Highland Capital and Crusader, Highland Capital has all voting and dispositive powers with respect to securities held by Crusader.

(2)	Master Fund is the managing member of Multi-Strategy SubFund, Multi-Strategy GP is the general partner of Master Fund and Multi-Strategy GP LLC is the general partner of Multi-Strategy GP. However, pursuant to a management agreement between Highland Capital and Multi-Strategy SubFund, Highland Capital has all voting and dispositive powers with respect to securities held by Multi-Strategy SubFund.

(3)	As a result of the relationships described herein, Highland Capital, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock beneficially owned by Crusader and Multi-Strategy SubFund. Highland Capital, Strand and Mr. Dondero expressly disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.
     (c) On August 30, 2006, Multi-Strategy SubFund purchased 100,000 shares of Common Stock at a per share price of $26.50 in open market purchases. Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons or, to the knowledge of the Reporting Persons, any of Crusader Fund GP, Crusader Fund GP LLC, Master Fund, Multi-Strategy GP and Multi-Strategy GP LLC, or the persons controlling the Reporting Persons.
     (d) Except as otherwise described in this Schedule, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock covered by this statement.
     (e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In order to secure its obligations to Barclays Bank PLC (“Barclays”) under a confirmation agreement evidencing a forward contract transaction to which it is a party, Multi-Strategy SubFund entered into an Investment Property Security Agreement effective as of August 10, 2006 (the “Security Agreement”) pursuant to which Multi-Strategy SubFund pledged its Common Stock to Barclays as collateral. In the event of a default under the confirmation agreement, Barclays would have (i) the right to dispose of the pledged Common Stock, (ii) the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock and (iii) the right to vote or consent with respect to such Common Stock.
     To effectuate its pledge, Multi-Strategy SubFund entered into an Account Control Agreement dated as of August 10, 2006 (the “Control Agreement”) relating to Multi-Strategy SubFund’s securities

CUSIP No.	543881106	Page	12	of	15 Pages
account with Barclays Capital Inc. (the “Securities Intermediary”) in which the pledged Common Stock is held. Pursuant to the Control Agreement, Securities Intermediary will comply with Barclay’s entitlement orders with respect to the securities account. Securities Intermediary will also comply with Multi-Strategy SubFund’s entitlement orders with respect to the securities account until notified by Barclays in writing that Barclays is exercising exclusive control over the account, and provided that the market value of assets in the securities account is at least $53,158,854 (or such other agreed upon amount) both before and after compliance with such orders. The summaries of the Security Agreement and the Control Agreement contained in this Item 6 are qualified in their entirety by reference to the Security Agreement and the Control Agreement, copies of which are filed herewith as Exhibits 99.3 and 99.4, respectively, and incorporated herein by reference.
     Except as otherwise described in this Schedule, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any of the persons listed in Appendix I and between such persons and any person with respect to any shares of Common Stock of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Exhibit 99.1 Joint Filing Agreement, dated as of October 23, 2006, entered into by and among Highland Capital, Strand, James Dondero, Crusader, Multi-Strategy SubFund and Master Fund.
     Exhibit 99.2 Letter from Highland Capital to the Special Committee of Issuer's Board of Directors, dated October 23, 2006.
     Exhibit 99.3 Investment Property Security Agreement, dated as of August 10, 2006, between Multi-Strategy SubFund and Barclays.
     Exhibit 99.4 Account Control Agreement, dated as of August 10, 2006, among Multi-Strategy SubFund, Barclays and Securities Intermediary.

CUSIP No.	543881106	Page	13	of	15 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 24, 2006

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:		Highland Crusader Fund GP, L.P.,
its general partner
By:		Highland Crusader Fund GP, LLC,
its general partner
By:		Highland Capital Management, L.P.,
its sole member
By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

James Dondero, President

HIGHLAND MULTI-STRATEGY ONSHORE MASTER SUBFUND, L.L.C.

By:		Highland Multi-Strategy Master Fund L.P.,
its managing member
By:		Highland Multi-Strategy Fund GP, L.P.,
its general partner
By:		Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:		Highland Capital Management, L.P.,
its sole member
By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

James Dondero, President

CUSIP No.	543881106	Page	14	of	15 Pages

HIGHLAND MULTI-STRATEGY MASTER FUND, L.P.

	By:		Highland Multi-Strategy Fund GP, L.P.,
its general partner
	By:		Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
	By:		Highland Capital Management, L.P.,
its sole member
	By:		Strand Advisors, Inc., its general partner

		By:	/s/ James Dondero

James Dondero, President

HIGHLAND CAPITAL MANAGEMENT, L.P.

`	By:		/s/ James Dondero

James Dondero, President

STRAND ADVISORS, INC.

	By:		/s/ James Dondero

James Dondero, President

/s/ James Dondero

James Dondero

CUSIP No.	543881106	Page	15	of	15 Pages
APPENDIX I
     The name of each director and executive officer of Strand and Multi-Strategy SubFund is provided below. Unless otherwise indicated, the business address of each person named below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person named below is a citizen of the United States of America. The present principal occupation or employment of each person named below, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is provided below.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.
James D. Dondero, Director	President
Mark K. Okada	Executive Vice President
Patrick H. Daugherty	Secretary
Todd A. Travers	Assistant Secretary
J. Kevin Ciavarra	Assistant Secretary
Michael Minces	Assistant Secretary
James Plohg	Assistant Secretary
Brian Lohrding	Treasurer

Highland Multi-Strategy Onshore Master SubFund, L.L.C.
James D. Dondero	President
Mark K. Okada	Executive Vice President
Patrick H. Daugherty	Secretary
Todd A. Travers	Assistant Secretary
J. Kevin Ciavarra	Assistant Secretary
Michael Minces	Assistant Secretary
James Plohg	Assistant Secretary
Brian Lohrding	Treasurer